Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Direct or Indirect Ownership Interest by Tornier N.V.	Names Under Which Subsidiary Does Business
Felding Finance B.V.	The Netherlands	100%	Same
Tornier Belgium N.V.	Belgium	100%	Same
OrthoHelix Surgical Designs, Inc.	United States (Delaware)	100%	Same
SCI Calyx	France	51%	Same
TMG France SNC	France	100%	Same
Tornier, Inc.	United States (Delaware)	100%	Same
Tornier AG	Switzerland	100%	Same
Tornier do Brasil Produtos Médicos Ltda	Brazil	100%	Same
Tornier Espana	Spain	100%	Same
Tornier GmbH	Germany	100%	Same
Tornier Japan K.K.	Japan	100%	Same
Tornier Orthopedics, Inc.	Canada	100%	Same
Tornier Orthopedics Ireland, Ltd.	Ireland	100%	Same
Tornier Pty	Australia	100%	Same
Tornier SAS	France	100%	Same
Tornier Scandinavia A/S	Denmark	100%	Same
Tornier Srl	Italy	100%	Same
Tornier UK Ltd.	England	100%	Same
Tornier US Holdings, Inc.	United States (Delaware)	100%	Same